FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person

Hathaway Stephen C.	SurModics, Inc. (SRDX)	to Issuer (Check all applicable)

(Last) (First) (Middle)		Director 10% Owner

Officer (give title below)
	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	Other (specify below)

9924 West 74th Street		Vice President and Chief Financial Officer
(Street)

	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Eden Prairie MN 55344	August 2002	(Check applicable line)
(City) (State) (Zip)		Form Filed by One Reporting Person

Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

(A)
or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

Common Stock	8/9/02	G	V	600	D	None

Common Stock

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

66,886

28,000	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

					5. Number of
					Derivative
					Securities
					Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4,
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Employee Stock Option (Right to Buy)	$2.50		Previously Reported

Employee Stock Option (Right to Buy)	$3.875		Previously Reported

Employee Stock Option (Right to Buy)	$8.0625		Previously Reported

Employee Stock Option (Right to Buy)	$25.094		Previously Reported

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
				8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

(1)	11/18/03	Common Stock	60,000	None

(2)	9/21/05	Common Stock	10,000	None

(3)	9/20/06	Common Stock	16,000	None

(4)	9/18/07	Common Stock	12,000	None

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Securities	Indirect
Owned at End	Beneficially	Beneficial
of Month	owned at end of month	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

15,900

10,000	D

16,000	D

12,000	D

      Explanation of Responses:

      (1)  Exercisable in annual increments of 12,000 shares each commencing 11/18/98.
      (2)  Exercisable in annual increments of 2,000 shares each commencing 9/21/99.
      (3)  Exercisable in annual increments of 3,200 shares each commencing 9/20/00.
      (4)  Exercisable in annual increments of 2,400 shares each commencing 9/18/01.

/s/ Stephen C. Hathaway	August 19, 2002

Signature of Reporting Person(1)	Date

      (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(Print or Type Responses)